Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-275204

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 6, 2023)

600,000 Shares of Common Stock

2,250,000 Series C Common Warrants to Purchase 2,250,000 Shares of Common Stock

2,250,000 Series D Common Warrants to Purchase 2,250,000 Shares of Common Stock

1,650,000 Pre-Funded Warrants to Purchase 1,650,000 Shares of Common Stock

6,150,000 Shares of Common Stock Underlying the Series C Common Warrants, Series D Common Warrants and Pre-Funded Warrants

This prospectus supplement updates, supersedes and amends certain information contained in the prospectus dated December 6, 2023 (the “Original Prospectus”) relating to the offering on a best efforts basis of (1) 600,000 shares of the common stock, par value $0.001 per share (the “Common Stock”), of iBio, Inc., together with Series C common warrants to purchase up to 600,000 shares of Common Stock (the “Series C Common Warrants”) and Series D common warrants to purchase up to 600,000 shares of Common Stock (the “Series E Common Warrants” and, together with the Series C Common Warrants, the “Common Warrants”), and (2) pre-funded warrants to purchase 1,650,000 shares of Common Stock together with Series C Common Warrants to purchase up to 1,650,000 shares of Common Stock and Series D Common Warrants to purchase up to 1,650,000 shares of Common Stock. The public offering price for each share of Common Stock or pre-funded warrant and accompanying Common Warrants was $2.00. Each Series C Common Warrant had an exercise price per share of $2.00, was immediately exercisable and will expire on the two-year anniversary of the original issuance date. Each Series D Common Warrant had an exercise price per share of $2.00, was immediately exercisable and will expire on the five-year anniversary of the original issuance date. The Common Warrants have been amended as described below under “Amendments to Existing Warrants.”

This prospectus supplement should be read in conjunction with the Original Prospectus, and is qualified by reference to the Original Prospectus, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement the Original Prospectus from time to time by filing amendments or supplements as required. You should read the entire Original Prospectus and any amendments or supplements carefully before you make an investment decision.

Our Common Stock became listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “IBIO” on March 4, 2025, prior to which time it was listed on the NYSE American LLC (the “NYSE American”). On April 28, 2025, the closing price of our Common Stock on Nasdaq was $1.05 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Original Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prior Prospectus, this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Amendment to Existing Warrants

This Supplement is being filed to disclose the following:

On April 29, 2025, we agreed with certain holders of Series C Common Warrants to purchase up to 1,000,000 shares of Common Stock and Series D Common Warrants to purchase up to 1,000,000 shares of Common Stock to amend such warrants to lower the exercise price of such warrants to $0.86 per share.

Prospectus supplement dated April 29, 2025.